To: Business Editor

[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.

New Units at Yuhuan Power Plant and

Sichuan Qiaoqi Hydropower Station Completed Trial Runs

(Beijing, China, January 4, 2007) Huaneng Power International, Inc. (the “Company”) [NYSE: HNP; HKEx: 902; SSE: 600011] announces that a 1,000MW ultra-supercritical coal-fired generating unit (Unit 2) at Huaneng Yuhuan Power Plant completed the 168-hour trial run on December 30, 2006. In addition, 2 x 80MW hydropower generating units (Unit 1 and Unit 2) at Qiaoqi Hydropower Station, in which the Company’s 60%-owned Sichuan Hydropower Company Limited owns a 68% interest, completed the 72-hour trial run on December 29, 2006. Consequently, the Company’s total generation capacity on an equity basis has increased from 26,912MW to 27,977MW.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 27,977MW on an equity basis. The Company wholly owns seventeen operating power plants, and has controlling interests in thirteen operating power companies and minority interests in four operating power companies. Currently, it is the largest listed power producer in China.

~ End ~

For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin	Ms. Sally Wong / Ms. Jane Kun
Huaneng Power International, Inc.	Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866	Tel:	(852) 2520 2201
Fax: (8610) 6649 1860	Fax:(852) 2520 2241

Email: ir@hpi.com.cn